SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of February, 2005

Commission File Number 1-15194

COMPANHIA DE BEBIDAS DAS AMÉRICAS-AMBEV
(Exact name of registrant as specified in its charter)

American Beverage Company-AMBEV
(Translation of Registrant's name into English)

Rua Dr. Renato Paes de Barros, 1017 - 4th Floor
04530-000 São Paulo, SP
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

Corporate Events Calendar

Company Name	COMPANHIA DE BEBIDAS DAS AMÉRICAS – AMBEV S.A.
Central Office Address	Rua Dr. Renato Paes de Barros, 1017, 4th Floor, Itaim, São Paulo, SP, CEP 04530-212
Internet Site	www.ambev-ir.com
Director of Investor Relations	Name: João Maurício Giffoni de Castro Neves E-mail: ri@ambev.com.br Telephone: 2122-1415 Fax: 2122-1526
Responsible for Investor Relations Area	Name: Pedro Aidar E-mail: ri@ambev.com.br Telephone: 2122-1415 Fax: 2122-1526
Publications (and locality)in which its corporate documents are published	Gazeta Mercantil (São Paulo) Diário Oficial do Estado de São Paulo

Annual Financial Statement and Consolidated Financial Statement, when applicable, as of 12/31/2004
Event	Date
Accessible to Stockholders	03.02.2005
Publication	03.02.2005
Submission to BOVESPA	03.02.2005

Standardized Financial Statement (DFP) as of 12/31/2004
Event	Date
Submission to BOVESPA	03.02.2005

Annual Financial Statements – IAN as of 12/31/2004
Event	Date
Submission to BOVESPA	N/A

Quarterly Financial Statements –ITR
Event	Date
Submission to BOVESPA Referring to 1st quarter Referring to 2nd quarter Referring to 3rd quarter	05.04.2005 08.10.2005 11.03.2005

Quarterly Financial Statements in English or in accordance with international standards
Event	Date
Submission to BOVESPA Referring to 1st quarter Referring to 2nd quarter Referring to 3rd quarter	05.04.2005 08.10.2005 11.03.2005

Ordinary Shareholders Meeting
Event	Date
Publication of the Call Notice	N/A
Submission of the Call Notice to BOVESPA accompanied by the Administrative Proposal, when available	N/A
Ordinary Shareholders Meeting	N/A
Submission of the main deliberations of the Ordinary Shareholders Meeting to BOVESPA	N/A
Submission of the Minutes of the Ordinary Shareholders Meeting to BOVESPA	N/A

Public Meetings with Analysts
Event	Date
Public Meeting with Analysts	N/A

Conference Call
Event	Date
4Q04 Results	03.03.2005
1Q05 Results	05.05.2005
2Q05 Results	08.11.2005
3Q05 Results	11.04.2005

Board of Directors Meeting
Event	Date
Board of Directors Meeting to approve the company’s 2004 annual financial statements	N/A
Submission of the main deliberations of Board of Directors Meeting to BOVESPA	N/A
Submission of the Minutes of Board of Directors Meeting to BOVESPA	N/A

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: February 2, 2005

COMPANHIA DE BEBIDAS DAS AMÉRICAS-AMBEV

By:	/S/ Luis Felipe P. Dutra Leite
Luis Felipe P. Dutra Leite Chief Financial Officer and Investor Relations

FORWARD-LOOKING STATEMENTS

Statements contained in this press release may contain information, which is forward-looking and reflects management's current view and estimates of future economic circumstances, industry conditions, company performance, and financial results. Any statements, expectations, capabilities, plans and assumptions contained in this press release that do not describe historical facts, such as statements regarding the declaration or payment of dividends, the direction of future operations, the implementation of principal operating and financing strategies and capital expenditure plans, the factors or trends affecting financial condition, liquidity or results of operations, and the implementation of the measures required under AmBev's performance agreement entered into with the Brazilian Antitrust Authority (Conselho Administrativo de Defesa Econômica – CADE) are forward-looking statements within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 and involve a number of risks and uncertainties. There is no guarantee that these results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.